# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEMLER SCIENTIFIC, INC., CIK 0001554859
CUSIP: 81684M104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 51 E Campbell Ave, Suite 107-D, Campbell, California (CA), 95008
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001742975
Persons authorized to receive notices and communications: Marianne C. Sarrazin, Esq., Goodwin Procter LLP, 525 Market, 32nd Floor, San Francisco, California (CA), 94105, (415) 733-6134

## Reporting persons
- WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006 (CIK 0001742975): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WILLIAM H.C. CHANG (CIK 0001594408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DIANA SHON CHANG: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CHANG 2020 DELAWARE LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SEMLER SCIENTIFIC, INC.
Address of issuer's principal executive offices: 51 E Campbell Ave, Suite 107-D, Campbell, California (CA), 95008

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4. is hereby amended to add the following:

On January 16, 2026, (the "Effective Time"), Semler Scientific, Inc. ("Semler Scientific") completed the transactions contemplated by the Agreement and Plan of Merger dated September 22, 2025, as amended by that certain amendment, dated as of December 3, 2025 (the "Merger Agreement"), by and among Semler Scientific, Strive, Inc. ("Strive"), and Strive Merger Sub, Inc., a wholly owned subsidiary of Strive ("Merger Sub"), pursuant to which, among other matters, Merger Sub merged with and into Semler Scientific effective as of January 16, 2026, with Semler Scientific surviving such merger as a direct, wholly owned subsidiary of Strive (the "Merger").

At the Effective Time, each share of Semler Scientific's common stock that was issued and outstanding immediately prior to the Effective Time (except for treasury stock or shares owned by Semler Scientific or Strive (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted)) was converted into the right to receive 21.05 shares of Strive's Class A Common Stock, plus cash in lieu of fractional shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated as follows:

Exhibit A Joint Filing Agreement

## Signatures
- WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006: /s/ William H.C. Chang, William H.C. Chang, co-Trustee (01/16/2026)
- WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006: /s/ Diana Shon Chang, Diana Shon Chang, co-Trustee (01/16/2026)
- WILLIAM H.C. CHANG: /s/ William H.C. Chang, William H.C. Chang (01/16/2026)
- DIANA SHON CHANG: /s/ Diana Shon Chang, Diana Shon Chang (01/16/2026)
- CHANG 2020 DELAWARE LP: /s/ William H.C. Chang, William H.C. Chang, Managing Member By: CHANG 2020 GP LLC, its General Partner (01/16/2026)
- CHANG 2020 DELAWARE LP: /s/ Diana Shon Chang, Diana Shon Chang, Managing Member By: CHANG 2020 GP LLC, its General Partner (01/16/2026)